

October 3, 2012

Via E-Mail
Paul B. Shinn
General Counsel
Gigamon LLC
598 Gibraltar Drive
Milpitas, CA 95035

> **Re:** **Gigamon LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 14, 2012**
> **File No. 333-182662**

Dear Mr. Shinn:

We have reviewed your amended registration statement and response letter and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated August 9, 2012.

Explanatory Note

1.   You state in your response to prior comment 4 that you will convert to a Delaware corporation at least one business day prior to the effective date of your Registration Statement. Please note that we will need sufficient time to process the amendment and may have further comments after you revise your disclosure to reflect the conversion and file exhibit 5.1. In this regard, please consider filing a form of legality opinion in advance of the conversion.

Prospectus Summary

Overview, page 1

2.   Please further clarify your revisions in response to prior comment 6 to state why S&P Capital IQ concluded that the companies are considered to be the top in their respective industries. For example, if the companies are ranked by the amount of revenues or market value, you should clearly indicate this. In addition, tell us whether the S&P Capital IQ data was prepared for your company or for the offering and provide us with supplemental copies of the report from which the data in the prospectus is extracted. Mark the report appropriately to designate the portions you rely upon in making the statements in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation expense, page 71

3.   We note disclosure added on page 74 in response to prior comment 17. As requested in our prior comment, please revise to disclose any limitations or uncertainties over comparability.

4.   We note that your response to prior comment 17 indicates that you excluded certain peer companies from the volatility calculation that were used in your market approach assumptions. We further note your disclosure on page 74 which indicates that the same peer companies were also used in determining various other estimates and assumptions in your valuations. Please reconcile this discrepancy and revise your disclosure accordingly.

5.   We note disclosure added on page 76 in response to prior comment 18. As requested in our prior comment, please revise to quantify the material assumptions and multiples used in your market approach, including revenue multiples.

6.   We note the disclosure on page 76 indicates that you use the option pricing method as well as the probability weighted expected return method to perform the allocation of your equity value. Please provide additional details to explain the context in which both of these methods are used.

Performance Unit Plan, page 78

7.   We note your disclosure on page F-24 that you intend to pay out the vested performance units in cash based on the price of the common units in the IPO. We also note your disclosure of the aggregate distributable amount as of December 31, 2011 and June 30, 2012 based on the fair value of your common stock as of those dates. When the estimated IPO price is determined and included in the registration statement, please revise your disclosure to include the expected aggregate distributable amount for vested performance units based on the mid-point of the IPO price range as well as the aggregate amount of deferred compensation to be recognized in the future including the expected timing of expense recognition. Please also revise your registration statement to provide robust disclosures throughout your Management's Discussion and Analysis of Financial Condition and Results of Operations regarding the expected impact on each line item that will be materially affected. These disclosures should appear in the sections in which the applicable line items are discussed.

Consolidated Financial Statements

Note 8 – Members' Deficit

Pro Forma Stockholders' Equity (Unaudited), page F-22

8.   We note your response to prior comment 43 indicates that the conversion of preferred
        stock into common stock is based upon the written consent of a majority of preferred unit
        holders. We further note the disclosure added which indicates that the conversion will
        occur prior to the completion of the offering. Please revise your disclosure to indicate
        that the conversion is dependent upon the written consent of a majority of preferred unit
        holders.

        You may contact Jaime John at (202) 551-3446 or Patrick Gilmore, Accounting Branch
Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements
and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his
absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance,
you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Via E-Mail
        Jeffrey D. Saper, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.